Exhibit 99.39

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Allied Gold Corporation (the “Company”)

200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200

Toronto, Ontario M5J 2J3

Item 2. Date of Material Change

April 22, 2025

Item 3. News Release

News release was disseminated through Cision on April 22, 2025, and subsequently filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4. Summary of Material Change

On April 22, 2025, the Company announced the completion of its previously announced public offering (the “Offering”) of 15,000,000 common shares of the Company (the “Offered Shares”) at a price of C$5.35 per Offered Share for aggregate gross proceeds to the Company of approximately C$80 million, and the concurrent sale under a block trade (the “Concurrent Block Trade”) of 15,000,000 common shares of the Company by a significant shareholder holding over 10 per cent of the outstanding shares at a price of C$5.35 per share for aggregate gross proceeds to the selling shareholder of approximately C$80 million. The Offering was completed by the Company through a syndicate of underwriters co-led by Canaccord Genuity Corp. and National Bank Financial Inc. (collectively, the “Underwriters”), and the Concurrent Block Trade was completed by the selling shareholder with Canaccord Genuity Corp. and National Bank Financial Inc. as principals.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On April 22, 2025, the Company announced the completion of its previously announced Offering of 15,000,000 Offer Shares at a price of C$5.35 per Offered Share for aggregate gross proceeds to the Company of approximately C$80 million, and the Concurrent Block Trade of 15,000,000 common shares of the Company by a significant shareholder holding over 10 per cent of the outstanding shares at a price of C$5.35 per share for aggregate gross proceeds to the selling shareholder of approximately C$80 million. The Offering was completed by the Company through a syndicate of underwriters co-led by Canaccord Genuity Corp. and National Bank Financial Inc., and the Concurrent Block Trade was completed by the selling shareholder with Canaccord Genuity Corp. and National Bank Financial Inc. as principals.

The Company intends to use the net proceeds from the Offering to fund its optimization and growth initiatives, including advancing studies and engineering work to improve recoveries at Sadiola, supporting exploration and mine life extension studies in Côte d’Ivoire, and conducting additional exploration and development activities across its broader asset portfolio.

The Offered Shares sold under the Offering were issued pursuant to a short form prospectus supplement dated April 17, 2025, to the Company’s short form base shelf prospectus dated October 1, 2024, and on a private placement basis by way of a confidential offering memorandum pursuant to certain exemptions from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

The Company granted the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 15% or 2,250,000 common shares of the Company at the Offering Price, exercisable at any time, for a period of 30 days after and including the closing date of the Offering, which, if exercised in full, would result in additional gross proceeds of approximately C$12 million to the Company.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

There is no information of a material nature that has been omitted.

Item 8. Executive Officer

Contact:	Sofia Tsakos
Phone:	(416) 363-4435

Item 9. Date of Report

April 24, 2025

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This material change report contains “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives. Forward-looking statements are characterized by words such as “plan”, “expect”, “intend”, “believe”, “anticipate”, and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. Forward-looking information included in this material change report includes, without limitation, statements with respect to the intended use of the net proceeds from the Offering and that the Over-Allotment Option is exercisable for a period of 30 days after and including the closing date of the Offering, which, if exercised in full, would result in additional gross proceeds of approximately C$12 million to the Company. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include any necessary re-allocation of proceeds from the Offering for prudent business reasons, that the Over-Allotment Option is not exercised in full or at all for additional gross proceeds of approximately C$12 million to the Company, as well as those factors discussed in the section entitled “Economic Trends, Business Risks and Uncertainties” in the Company’s management’s discussion and analysis for the year ended December 31, 2024 and the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2024, both of which are available at www.sedarplus.ca. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s intended use of proceeds from the Offering and the Over-Allotment Option granted by the Company to the Underwriters, and may not be appropriate for other purposes.